SEC Mail Processing

25002921

MAR [illegible]

Washington, DC

ANNUAL REPORTS
FORM X-17A-5
PART III

OMB APPROVAL
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SEC FILE NUMBER
8-52622

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Haley Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

8712 West Dodge Road Ste. 402
(No. and Street)

Omaha	NE	68114
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Christine Cohoon	402-408-4072	christy.cohoon@haleysecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Henjes, Conner & Williams P.C.
(Name – if individual, state last, first, and middle name)

P.O. Box 1937	Dakota Dunes	SD	57049
(Address)	(City)	(State)	(Zip Code)

09/24/03	108
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Christine Cohoon, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Haley Securities, Inc., as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

GENERAL NOTARY-State of Nebraska
JENNIFER L. ALLISON
My Comm. Exp. February 14, 2027

Signature: Christine Cohoon

Title: Principal

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ■ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

HALEY SECURITIES, INC.

FINANCIAL STATEMENTS

Year ended December 31, 2024

HENJES, CONNER &
WILLIAMS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

PO BOX 1937
801 STEVENS PORT DR
DAKOTA DUNES, SD 57049

P: (605) 242-3900
(800) 274-3931
F: (605) 242-3901

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Haley Securities, Inc.
Omaha, Nebraska

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of HALEY SECURITIES, INC. (a Nebraska S Corporation), as of December 31, 2024, and the related statements of operations, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Haley Securities, Inc. as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Haley Securities, Inc.'s management. Our responsibility is to express an opinion on Haley Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Haley Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental schedules on pages 15 through 18 have been subjected to audit procedures performed in conjunction with the audit of Haley Securities, Inc.'s financial statements. The supplemental information is the responsibility of Haley Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Henjes, Conner & Williams, PC

Certified Public Accountants

We have served as Haley Securities, Inc.'s auditor since 2014.

Dakota Dunes, South Dakota
February 28, 2025

Haley Securities, Inc.
Statement of Financial Condition
December 31, 2024

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	504,886
Restricted cash		1,920
State tax deposit		1,968
Prepaid expenses		36,848
Total current assets		545,622
FURNITURE AND EQUIPMENT		
Furniture and equipment		7,457
Less accumulated depreciation		(4,585)
Net furniture and equipment		2,872
OPERATING LEASE RIGHT-OF-USE ASSETS		13,127
TOTAL ASSETS	$	561,621

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts payable	$	59,690
Accrued expenses		11,651
Operating lease liabilities		7,152
Total current liabilities		78,493
NON-CURRENT LIABILITIES		
Operating lease liabilities		7,341
TOTAL LIABILITIES		85,834
STOCKHOLDERS' EQUITY		
Common stock; $1 par value; 10,000 shares authorized and 1,000 shares issued and outstanding		1,000
Retained earnings		474,787
Total stockholders' equity		475,787
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	561,621

The accompanying notes are an integral part of these financial statements.

Haley Securities, Inc.

Statement of Operations
Year Ended December 31, 2024

REVENUES		
Placement fees	$	3,695,175
Interest income		8,464
Total revenues		3,703,639
EXPENSES		
Commissions		2,052,875
Computer services		3,753
Employee benefits		54,687
Lease expense - operating leases		8,154
Insurance		80,177
Licenses and permits		24,419
Miscellaneous		1,151
Office		6,397
Salary		323,691
Professional fees		79,391
Rent		8,277
Taxes - payroll		88,746
Taxes - other		41
Utilities		29,984
Depreciation		1,284
Contributions		500
Total expenses		2,763,527
NET INCOME	$	940,112

The accompanying notes are an integral part of these financial statements.

Haley Securities, Inc.
Statement of Changes in Stockholders' Equity
Year Ended December 31, 2024

	Issued Shares	Common Stock	Paid-In Capital	Retained Earnings (deficit)	Stockholders' Equity
December 31, 2023	1,000	$ 1,000	$ -	$ 306,351	$ 307,351
Net income	-	-	-	940,112	940,112
Shareholder distributions	-	-	-	(771,676)	(771,676)
December 31, 2024	1,000	$ 1,000	$ -	$ 474,787	$ 475,787

The accompanying notes are an integral part of these financial statements.

Haley Securities, Inc.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

Year Ended December 31, 2024

Subordinated Liabilities, December 31, 2023	$	-
Increases		-
Decreases		-
Subordinated Liabilities, December 31, 2024	$	-

The accompanying notes are an integral part of these financial statements.

Haley Securities, Inc.
Statement of Cash Flows
Year Ended December 31, 2024

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 940,112
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation	1,284
Reduction in the carrying amount of the right-of-use assets - operating leases	6,685
Decreases in operating assets	
Accounts receivable	8,622
Prepaid expenses	50,235
Increases (decreases) in operating liabilities	
Accounts payable	56,263
Accrued expenses	2,007
Lease liability	(6,602)
Net cash provided by operating activities	1,058,606
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of office equipment	(264)
Net cash used by investing activities	(264)
CASH FLOWS FROM FINANCING ACTIVITIES	
Shareholder distributions	(771,676)
Net cash used by financing activities	(771,676)
NET INCREASE IN CASH	286,666
Cash and cash equivalents, beginning of the year	220,140
Cash and cash equivalents, end of the year	$ 506,806

Supplemental disclosure of cash flow information

Cash paid for interest	$ -
Cash paid for taxes	$ -

Reconciliation of Cash and Cash Equivalents to Statement of Financial Condition

Cash and cash equivalents	$ 504,886
Restricted Cash	1,920
Total Cash and Cash Equivalents	$ 506,806

The accompanying notes are an integral part of these financial statements.

Haley Securities, Inc.

Notes to Financial Statements

NOTE A NATURE OF ACTIVITIES AND SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Haley Securities, Inc. and notes are representations of the Company's management, who are responsible for the integrity and objectivity of the financial statements. These accounting policies conform to accounting policies generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Nature of Activity
Haley Securities, Inc. is a Nebraska S Corporation that operates as a registered broker-dealer and acts as an agent in the sale of real estate interests for limited partnerships in which the Company's stockholders are a partner or manager. It is regulated by the Securities Exchange Commission (SEC) and is under the jurisdiction of FINRA (Financial Industry Regulatory Authority). FINRA is the largest independent regulator for all securities firms doing business in the United States.

Basis of Accounting
The Company prepares its financial statements on the accrual basis using generally accepted accounting principles.

Adoption of New Accounting Standard
The Company has adopted FASB ASU 2023-07, Segment Reporting (Topic 280): *Improvements to Reportable Segment Disclosures*, which requires public entities, including those with a single reportable segment, to disclose additional information about segment expenses and other specified segment items. The adoption of this guidance did not impact the identification of the Company's reportable segments.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all time deposits, certificates of deposit, and highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Accounts Receivables
The Company maintains accounts receivable from its engagement in various business transactions, primarily related to the provision of office-related services, supplies, and leasing arrangements to its related parties. Accounts receivable is $0 and $8,624 as of the years ended December 31, 2024 and 2023, respectively.

NOTE A NATURE OF ACTIVITIES AND SIGNIFICANT ACCOUNTING POLICIES – (Continued)

Furniture and Equipment

Furniture and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts, and any resulting gain or loss on disposition is reflected in operations. Repairs and maintenance are expensed as incurred. Expenditures for additions, improvements and replacements are capitalized. Depreciation expense for the year ended December 31, 2024 was $1,284.

Leases

The Company recognizes and measures its leases in accordance with FASB ASC 842, *Leases*. The Company is a lessee in several non-cancellable operating leases for computers and other office equipment. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable; otherwise the Company uses its incremental borrowing rate since the implicit rates of the Company's leases are not readily determinable the incremental borrowing rate is used based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. Lease costs associated with short-term leases are recognized on a straight-line basis over the lease term.

The Company made an accounting policy election by class of underlying asset, specifically for computers and other office equipment, to account for each separate lease component of a contract and its associated non-lease components (lessor-provided maintenance) as a single lease component.

Compensated Absences

Full-time year-round employees are entitled to paid vacations depending on the length of service and other factors. Accrued vacation pay at December 31, 2024 was deemed immaterial and not accrued.

NOTE A NATURE OF ACTIVITIES AND SIGNIFICANT ACCOUNTING POLICIES – (Continued)

Income Taxes
The Company, with the consent of its shareholders, has elected to be taxed as an S corporation under the Internal Revenue Code. As a result, the Company's taxable income is passed through to its shareholders, who are individually responsible for federal income taxes on their proportionate share. Accordingly, no provision or liability for federal corporate income taxes is included in the financial statements.

For the tax year ended December 31, 2024, the Company paid $183,236 for the Pass-Through Entity Tax (PTET), representing a retroactive payment for the tax years 2018 through 2022. This payment has been reflected in the financial statements as part of shareholder distributions. Additionally, the Company made estimated tax payments totaling $53,246 for the 2024 tax year.

Certain transactions of the Company may be subject to accounting methods for income tax purposes that differ significantly from the accounting methods used in preparing the financial statements in accordance with generally accepted accounting principles. Accordingly, the taxable income of the Company reported for income tax purposes may differ from net income in these financial statements.

No new income tax-related accounting standards were adopted during the year ended December 31, 2024. The Company continues to evaluate expiring statutes of limitations, audits, proposed settlements, changes in tax law, and authoritative rulings and has determined that no tax positions would have a material impact on the financial statements.

No interest or penalties have been accrued for the year ended December 31, 2024. The federal and state income tax returns of the Company for 2023, 2022, and 2021 are subject to examination by the IRS and state taxing authorities, generally for 3 years after they are filed.

Revenue Recognition
The Company recognizes commission revenue when the real estate limited partnership accepts the completed application of the investor, has ensured that the investor meets the qualification standards required by the SEC, and has posted the investor's funds to an ownership interest which happens twice per month. At that point, the revenue has been earned by the Company. All placement fees of the Company are recognized as revenue at a point in time rather than over time. Placement fees satisfied at a point in time for the year ended December 31, 2024 were $3,695,175.

The nature, amount, timing, and uncertainty of cash flows could be affected for various reasons. The Company operates solely in the real estate market in the Omaha, Nebraska area and any economic downturn or real estate market decline could affect the ability for the Company to place investors.

There were no commissions receivable as of December 31, 2024.

NOTE B NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities Exchange Act of 1934. This rule requires the Company to maintain net capital of at least $5,000 or 6 and 2/3 percent of "aggregate indebtedness," whichever is greater. In addition, the Company is not permitted to exceed a ratio of aggregate indebtedness to net capital of 15 to 1, both as defined in the Rule. At December 31, 2024, the Company had net capital of $419,052 which was $414,052 in excess of its requirement. The Company's ratio of aggregate indebtedness to net capital was 0.1735 to 1 at December 31, 2024.

NOTE C RELATED PARTY TRANSACTIONS

The Company subleases their copier to Haley Real Estate Group and charges them for office supplies. Total rent reimbursed for the copier was $2,544 during the year ended December 31, 2024. The Company charges Haley Communities Limited Partnership Fund No. 2, Haley Communities Limited Partnership Fund No. 3, Haley Communities Limited Partnership Fund No. 4, Haley Communities Limited Partnership Fund No. 5, and Haley Communities Limited Partnership Fund No. 6 for services rendered and a one-time charge for postage. Haley Residential charges the Company for email and website, shredding and software. The Company is also included in Haley Residential's health insurance and 401(k) plans.

Dial Equities, Inc. dba Haley Residential is the property management company for the Haley partnership properties. Haley Residential leases the new office building and the Company pays a portion of the lease. Total rent paid to that entity was $8,277 for the year ended December 31, 2024.

Related party reimbursements for the year ended December 31, 2024:

Haley Communities Fund 2	$	27,222
Haley Communities Fund 3		16,368
Haley Communities Fund 4		16,355
Haley Communities Fund 5		16,347
Haley Communities Fund 6		32,551
Haley Communities 6 - Sponsor		3,695,175
Haley Real Estate Group		2,833
Total	$	3,806,851

One or more shareholders of the Company are affiliated with Haley Communities Limited Partnership Fund No. 2, Haley Communities Limited Partnership Fund No. 3, Haley Communities Limited Partnership Fund No. 4, Haley Communities Limited Partnership Fund No. 5, Haley Communities Limited Partnership Fund No. 6 and Haley Real Estate Group through common ownership. Haley Communities Limited Partnership Fund No. 6 paid placement fees of 9% for all equity raised by the Company in 2024. The placement fees (revenue) earned by the Company for the year ended December 31, 2024 from Haley Communities Limited Partnership Fund No. 6 was $3,695,175.

NOTE D CONCENTRATIONS

All placement fees were generated from equity raises completed for Haley Communities Limited Partnership No. 6 for the year ended December 31, 2024 (see Note C). The Company's cash balances are in two financial institutions. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the balances in the Company's accounts may exceed this limit. The Company is also a member of the Securities Investor Protection Corporation (SIPC), a nonprofit organization that assists investors when a brokerage firm closes due to bankruptcy or other financial difficulties. SIPC works to return customers' cash, stock, and other securities, and other customer property that may be missing from their account. It does not cover individuals who sold worthless stocks and other securities, but rather helps customers when stocks and other securities are stolen or put at risk when a brokerage fails for other reasons. Securities in accounts transacted by the Company are protected in accordance with SIPC rules up to $500,000 including $250,000 cash.

NOTE E RESTRICTED CASH

The CRD – Escrow account contains restricted cash used to pay for new or renewal licensing fees to federal and state agencies.

NOTE F EMPLOYEE BENEFIT PLAN

The Company has a qualified 401(k) plan which covers substantially all employees meeting certain eligibility requirements. Participants may contribute a portion of their compensation to the plan, up to the maximum amount permitted under Section 401(k) of the Internal Revenue Code. The Company matches the employee contributions up to 4% of eligible wages. The Company's matching contribution was $49,740 for the year ended December 31, 2024 and is included in employee benefits on the statement of operations.

NOTE G LEASES

The Company has obligations as a lessee for copiers with initial non-cancellable terms. The Company classified these leases as operating leases. The leases initially do not contain renewal options. The Company's leases do not include termination options for either party to the lease nor restrictive financial or other covenants.

Fixed lease costs for the year ended December 31, 2024 amount to $8,154. There are no variable lease costs.

Amounts reported on the balance sheet as of December 31, 2024 were as follows:
Operating leases:

Operating lease ROU asset	$ 13,127
Operating lease liabilities	$ 14,493

Other information related to leases as of December 31, 2024 was as follows:

Weighted average remaining lease term:	
Operating leases	2.16 years

NOTE G LEASES (continued)

Weighted average discount rate:

Operating leases	8.07 %

Amounts disclosed for ROU assets obtained in exchange for lease obligations and reductions to ROU assets resulting from reductions to lease obligations include amounts added to or reduced from the carrying amount of ROU assets resulting from new leases, lease modifications or reassessments.

The Company leases its copiers. Maturities of lease liabilities under non-cancellable operating leases as of December 31, 2024 are as follows:

	Copier Lease 1	Copier Lease 2	Total
2025	$ 1,796	$ 6,276	$ 8,072
2026	1,796	4,184	5,980
2027	1,796	-	1,796
Total undiscounted lease payments	5,388	10,460	15,848
Less: Imputed interest	659	696	1,354
Total Lease liabilities	$ 4,729	$ 9,764	$ 14,493

Copier lease 1 is valid until January 28, 2028, with minimum quarterly payments of $150. Copier lease 2 is valid until September 20, 2026, with minimum monthly payments of $523.

The Company also entered into an agreement for computer network and telecommunication services that automatically renew annually and have a 30-day notice cancellation policy. Payments due each month are $2,100 for the year ending December 31, 2024.

NOTE H COMMITMENTS, CONTINGENCIES AND GUARANTEES

There were no outstanding commitments, contingencies or guarantees as of December 31, 2024.

NOTE I SEGMENT REPORTING

The Company operates as a registered broker-dealer, specializing in the sale of real estate interests for limited partnerships. The Company has identified its Principal as the Chief Operating Decision Maker (CODM), who evaluates financial performance primarily based on net income. The CODM also considers excess net capital, which, while not a measure of profit and loss, is used in decision-making regarding capital adequacy, reinvestment, and shareholder distributions.

As the Company operates as a single segment, its financial performance is managed on a consolidated basis, and no additional segment-level disaggregation is required. The accounting policies used to measure the segment's profit or loss are consistent with those described in the summary of significant accounting policies. The Company derived 100% of its total revenues from a single sponsor in 2024. See the Statement of Operations for segment revenues and significant expenses for the year ended December 31, 2024.

NOTE I SEGMENT REPORTING (continued)

Key financial information related to the Company's single reportable segment for the year ended December 31, 2024, is as follows:

Revenues from external customers	$	3,695,175
Interest income		8,464
Total revenues	$	3,703,639
Depreciation	$	1,284
Segment assets	$	561,621
Expenditures for segment assets	$	264

NOTE J SUBSEQUENT EVENTS

The Company has evaluated transactions and events that could impact the financial statements for the year ended December 31, 2024 through February 28, 2025, which is the date the financial statements were issued. Based upon this evaluation, the Company has determined that no material subsequent events have occurred that would require disclosure in the financial statements.

.

SUPPLEMENTAL SCHEDULES

Haley Securities, Inc.

Computation of Aggregate Indebtedness and Net Capital in Accordance with Rule 15c3-1
December 31, 2024

Schedule I

Aggregate indebtedness		
Total liabilities		$ 72,706
Total aggregate indebtedness		$ 72,706
Net capital		
Credit items		
Common stock	$ 1,000	
Retained earnings	474,787	475,787
Deduct nonallowable assets		
Prepaid and other assets	40,736	
Property and other assets, net of accumulated depreciation	2,872	
Right-of-use asset	13,127	56,735
Net capital		$ 419,052
Capital requirements		
Minimum dollar requirements		$ 5,000
Net capital exceeding requirements		414,052
Net capital		$ 419,052
Percentage of aggregate indebtedness to net capital		17.35%

The accompanying notes are an integral part of these financial statements.

Haley Securities, Inc.

Reconciliation of Net Capital and Aggregate Indebtedness per Audit Report to Client's Focus Report
December 31, 2024

	Schedule II
Aggregate indebtedness per auditor's report	$ 72,706
Aggregate indebtedness per FOCUS report	72,706
Difference	$ -
Net capital per auditor's report	$ 419,052
Net capital per FOCUS report	419,052
Difference	$ -

The accompanying notes are an integral part of these financial statements.

Haley Securities, Inc.
Information Relating to Possession or Control Requirements
December 31, 2024

Schedule III

The Firm met the requirements to file an exemption report under footnote 74 of SEC Release No. 34-70073, Broker-Dealer Reports, and the SEC's "Frequently Asked Questions Concerning the July 30, 2013 Amendments to the Broker-Dealer Financial Reporting Rule" at all times during the year ended December 31, 2024 and through the date of this report.

Haley Securities, Inc.
Computation of Reserve Requirement
December 31, 2024

Schedule IV

The Firm met the requirements to file an exemption report under footnote 74 of SEC Release No. 34-70073, Broker-Dealer Reports, and the SEC's "Frequently Asked Questions Concerning the July 30, 2013 Amendments to the Broker-Dealer Financial Reporting Rule" at all times during the year ended December 31, 2024 and through the date of this report.

HENJES, CONNER &
WILLIAMS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

PO BOX 1937
801 STEVENS PORT DR
DAKOTA DUNES, SD 57049

P: (605) 242-3900
(800) 274-3931
F: (605) 242-3901

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Haley Securities, Inc.

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Haley Securities, Inc. (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to effecting securities transactions of private placements on a best efforts or subscription basis and does not receive or hold customer funds or securities. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Haley Securities, Inc.'s management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Haley Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5, and related SEC Staff Frequently Asked Questions.

Henjes, Conner & Williams, PC
Certified Public Accountants

Dakota Dunes, South Dakota
February 28, 2025

HALEY SECURITIES, INC.

Member FINRA
8712 West Dodge Road, Suite 402
Omaha, NE 68114
(402) 397-0780

Haley Securities, Inc.'s Exemption Report

Haley Securities, Inc. (the "Company") is a registered broker-dealer that effects securities transactions of private placements on a best efforts or subscription basis and does not receive or hold customer funds or securities. Therefore, the Company has met the requirement to file an exemption report under footnote 74 of SEC Release No. 34-70073, Broker-Dealer Reports, and the SEC's "Frequently Asked Questions Concerning the July 30, 2013 Amendments to the Broker-Dealer Financial Reporting Rule" at all times during the quarter ended December 31, 2024 and through the date of this report.

During the reporting period, the Company:

(1) Did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers other than money or other considerations received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Exchange Act Rule 15c2-4
(2) Did not carry accounts of or for customers
(3) Did not carry broker-dealer proprietary accounts as designed in Exchange Act Rule 15c3-3

Haley Securities, Inc.
I, Christine Cohoon, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By : Christy Cohoon

Title : Principal

February 28, 2025